EXHIBIT 99.1

PRESS RELEASE

Banro Provides Q1 2014 Production Update for its Twangiza Gold Mine, DRC,
and Brief Operations Overview

Toronto, Canada – April 10, 2014 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") is pleased to provide Q1 2014 gold production and a brief operations update for its Twangiza and Namoya gold mines in the Democratic Republic of the Congo (the “DRC”).

Twangiza Mine
Despite much heavier than normal rainfall in the first quarter, Twangiza produced 20,137 ounces of gold, an increase of 2.7% over the same quarter of 2013, which had significantly less rainfall than 2014. This is roughly in line with the average quarterly production in 2013, as the plant nears completion of the expansion program to bring the throughput capacity up to the 1.7 million tonnes per year range.

“While the first quarter is typically one of the wetter periods of the year, a large part of the Eastern DRC has received exceedingly high levels of rainfall,” commented CEO Dr. John Clarke. “This has had an impact on throughput at Twangiza but we believe that, on an on-going basis, we can make up for shortfalls during future dry periods.”

The Company’s 2014 first quarter production results for the Twangiza Mine in comparison to the first quarter of 2013 are as follows:

	Units	Q1 2014	Q1 2013
Total ore mined	Tonnes	296,324	492,529
Total ore milled	Tonnes	252,691	239,100
Head grade	g/t Au	2.73	3.04
Recovery	%	84.97	84.5
Strip ratio	t:t	1.29	0.98
Gold production	Ounces	20,137	19,602
Average gold price received	US$/ounce	1,246	1,621

Because rainfall will continue to be part of the operating environment at Twangiza, the Company has put in place a plan to address this issue, which includes the installation of a roof above the Run-of-Mine pad to secure an acceptable amount of dry material to maintain steady throughput. The Company expects that, with the ending of the rainy season, Twangiza will be able to start to benefit from the process plant improvements facilitated during 2013.

Namoya Project
As part of the pre-commercial gold production, the Company recovered 3,362 ounces of gold (129,372 tonnes of material stacked at 1.91 g/t Au) from its semi-agglomerated heap leach operation in Namoya during the first quarter of 2014. As of the end of Q1 2014, project completion at Namoya stood at approximately 99 percent.

Namoya is forecast to provide between 50,000 and 60,000 ounces of gold production in the commercial production phase during 2014, which is expected to begin in the second half of the year.

Qualified Person

Daniel K. Bansah, Head of Projects and Operations and a "qualified person" (as such term is defined in National Instrument 43-101), has reviewed and approved the technical information in this press release.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and completion of its second gold mine at Namoya located approximately 200 kilometres southwest of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a proven management team with extensive gold and African experience, the initial focus of the Company is on the mining of oxide material, which has a low capital intensity to develop but also attracts a lower technical and financial risk to the Company. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:
Naomi Nemeth, Investor Relations, +1 (416) 366-9189, +1-800-714-7938, Ext. 2802, info@banro.com, and follow the Company on Twitter @banrocorp.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of future gold production (including the timing thereof) and gold recoveries, and the Company's development plans and objectives) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production) or less than those expected following the expansion of the Twangiza plant; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 29, 2014 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.